Exhibit 99.1



                             [Telemig Celular Logo]








                     TELE NORTE CELULAR PARTICIPACOES S.A.:

                      POLICY FOR CAPITAL MARKET RELATIONS,
                   DISCLOSURE OF MATERIAL FACTS AND ACTS, AND
                           NEGOTIATION OF SECURITIES






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                             [Telemig Celular Logo]

                     TELE NORTE CELULAR PARTICIPACOES S.A.
               -------------------------------------------------

1. PURPOSE AND SCOPE OF THE POLICY

1.1. Purpose

The most important task of the senior management of TELE NORTE Celular Participacoes S.A. (the "Company") is to steadily and continuously add value for its shareholders, in order to exceed their expectations regarding return on invested capital. This effort must translate into the following activities: clear strategic planning, coordinated implementation, ongoing monitoring, and evaluation and feedback for improvement purposes.

Thus, within the Company, the purpose of this Policy is to marshal and direct the efforts of all those involved in the Investor Relations ("IR") program, particularly the Financial and Investor Relations Vice President ("FVP") and the Chief Executive Officer ("CEO"), in order to put into practice actions that will contribute to increase the price and liquidity of the Company's shares and ADRs and provide feedback on the strategies adopted to conduct the Company's IR activities.

With this goal in mind, these officers will have the full support of the Disclosure Committee ("Committee"), created by determination of the Company's Board of Directors, in order to assist the Company and its senior management in the fulfillment of its legal obligations with regard to the disclosure of information, assuring, among other attributions, compliance with this Policy.

Outside the Company, this Policy has the objective of building and consolidating the Company's image within the capital market as a leading, innovative, transparent, enterprising corporation, extremely proactive in matters related to the appreciation of its stockholders' equity and its competitive position among its market and financial peers.

This Policy comprises aspects relating to disclosure of Material Facts or Acts and to the Company's stock trading, and contemplates the confidentiality procedures to be adopted in connection with material nonpublic information as well as the rules on trading of Company shares by the Company itself, controlling shareholders, senior managers, among other aspects addressed below, in compliance with the provisions of Ruling No. 358 of January 3, 2002, issued by the Brazilian Securities and Exchange Commission (Comissao de Valores Mobiliarios - CVM), with the wording given by CVM Ruling No. 369 of June 11, 2002 ("CVM Ruling 358/02").


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                             [Telemig Celular Logo]

                     TELE NORTE CELULAR PARTICIPACOES S.A.
               -------------------------------------------------

In view of the fact that the Company has ADRs traded on the US market, and is consequently required to comply with the corresponding legislation, this Policy also determines procedures for compliance with the Sarbanes-Oxley Act of July 30, 2002, as well as the regulations issued by the Securities and Exchange Commission - SEC.

This Policy will allow the implementation of a full disclosure system, which is essential to ensure equitable trading of the Company's securities on the capital market. Accordingly, it will focus on protecting shareholders, investors, and the structure of the capital market itself, the credibility, organization and balance of which depend on strict compliance by the Company's senior managers with their duty to make public disclosure of any Material Fact or Act, as required under Law 6404 dated December 15, 1976 and subsequent amendments thereof ("Company Law") and CVM Ruling 358/02.

As important as the duty to make public disclosure, and closely related to it, is the duty of confidentiality of senior managers, controlling shareholders and other persons who have access to privileged information on the Company up to the moment when such material information is disclosed, so as not to favor certain persons to the detriment of other investors, leading to a market imbalance.

The overall objective of this Policy is, therefore, to set high standards of conduct and transparency, overseeing the flow of Company information from its inception to its public disclosure, in order to assure a harmonious balance between its duties to inform, on the one hand, and on the other to maintain confidentially regarding material facts prior to their disclosure, acting with loyalty and responsibility with regard to the Company, shareholders and the market.

1.2. Scope

The persons below are required to comply with this Policy:

     a)   Direct or indirect controlling shareholders;
     b)   Officers (Diretores);
     c) Members of the Board of Directors, Audit Committee (Conselho Fiscal) and of any technical or advisory bodies created pursuant to the Company's bylaws;
     d) Acting members and substitutes of the Committee;
     e) Any individuals who, by virtue of their office, function or position in the Company or its controlling, controlled or associated companies, become aware of information relating to Material Facts or Acts;


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                             [Telemig Celular Logo]

                     TELE NORTE CELULAR PARTICIPACOES S.A.
               -------------------------------------------------

     f) Any individuals who become aware of information relating to Material Facts or Acts, knowing that such information has not yet been disclosed to the market, especially those maintaining a business, professional or trust relationship with the Company, such as independent auditors, securities analysts, consultants and broker-dealers.

2. CAPITAL MARKET FUNDAMENTAL PRINCIPLES

The conduct of the persons mentioned in item 1.2 must be rooted in good faith, loyalty and truthfulness, and in the principles set out below.

2.1. Principle of Freedom of Decision

Decisions to invest (to sell, buy or maintain) in stock or other securities issued by the Company on the market are discretionary acts of each investor.

2.2. Principle of Access to Information

All investors must be properly informed in order to make learned investment decisions. It is, therefore, essential that the Company provide investors, analysts and other capital market agents, on a regular basis, with quality material information for decision-making purposes.

2.3. Principle of Equal Treatment

Information must be accessible to all investors on an equal basis so that they may make appropriate investment decisions. Company information must be available early enough to enable investors, after having been informed, to make their decisions, and in doing so, be treated on equal terms with other investors. Voluntary or involuntary disclosure of information that does not reach simultaneously all its target public is not only illegal but also has an adverse impact on the Company's share pricing.

2.4. Principle of Transparency

Information disclosed to investors, analysts and other market agents must be transparent and accurately reflect the transactions and the economic and financial status of the Company, as well as clarify any material facts or acts that may affect evaluation of the Company's worth and/or future investment decisions.

3. PRACTICAL DIRECTIVES


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                             [Telemig Celular Logo]

                     TELE NORTE CELULAR PARTICIPACOES S.A.
               -------------------------------------------------

In view of the fundamental principles set out above, implementation of this Policy should be coordinated by the FVP, in reliance on the following practical directives:

3.1. Strategic Planning

Strategic planning is the cornerstone of an effective IR program. Such program must clearly identify:

     o The Company's current shareholders and their respective investment focus, their reasons to buy or maintain positions, and the average portfolio turnover;
     o The prospective financial institutions and portfolio managers that would better fit in the Company's characteristics, its business segment and respective investment message;
     o The activities and results expected from the IR program with a view to leading the Company to optimized appreciation levels ("capital market intelligence"); and
     o    The criteria adopted to evaluate the effectiveness of the IR program.

3.2. Coordinated Implementation

Successful implementation of an IR program translates into a proactive posture of the Company's FVP and CEO toward the group of financial institutions and portfolio managers the Company intends to maintain or attract as shareholders, through coordinated actions aimed at reducing investors' perceived risk exposure and increasing their expectations as to the Company's financial performance (see detailed communication system in item 4).

3.3. Ongoing Monitoring

The FVP is responsible for coordinating and conducting a quarterly comparative analysis of the quality and effectiveness of the Company's system for communication with investors, analysts and other market agents vis-a-vis a pre-selected group of peer companies (see item 5.4).

3.4. Evaluation and Feedback

The strategic planning established in item 3.1 must be continuously updated to ensure a coordinated effort toward enhancement of shareholder value. Such updating must rely on reports that follow up on and measure the development of the IR program, as well as the


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                             [Telemig Celular Logo]

                     TELE NORTE CELULAR PARTICIPACOES S.A.
               -------------------------------------------------

conformity of the current financial history of the Company (profit increase, dividend policy, prospects, etc.) to the investment profile of the portfolio managers.

4. COMMUNICATION SYSTEM

The system used by the Company to communicate with its investors, analysts and other capital market agents comprises 5 major tools:

4.1. IR Website

The Company's IR website is its main communication vehicle with its target public. This website must provide the entire body of material information on a regular and equitable basis (in Portuguese and English), and contain at least:

     o    Updated standard presentation to investors;
     o    Share price evolution and traded volume;
     o    Annual report;
     o    Quarterly results and performance analyses;
     o Information to the Brazilian Securities Commission (CVM) and the Securities and Exchange Commission (SEC);
     o    Latest news and Material Facts;
     o Direct e-mail option to enable investors and analysts to contact the FVP;
     o Links to areas of interest (Opportunity, TIW, pension funds, CVM, SEC, stock exchanges, economic indicators, etc.).

4.2. Annual Report

The Annual Report is the second instrument of communication by which the Company's senior management communicates with and renders accounts to its shareholders, analysts and other market agents. This instrument must be accompanied by the Company's complete financial statements and the management's discussion and analysis ("MD&A"). In addition to other material information, it must enable the reader to understand:

     o    The Company's business, with the necessary segmentation;
     o    The quality of the acts taken by the Company's senior managers;
     o    The strategic position adopted and future growth opportunities; and
     o    The operating, economic and financial performance during the period.


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                             [Telemig Celular Logo]

                     TELE NORTE CELULAR PARTICIPACOES S.A.
               -------------------------------------------------

4.3. Quarterly Results

The quarterly results for March, June, September and December must be prepared with a view to providing an objective analysis of the Company's results and informing the target public of the quarterly and year-to-date operating, economic and financial performance of the Company (compared to the previous year).

4.4. Mandatory Reports

In addition to the abovementioned reports (items 4.2 and 4.3), the Company must prepare and file with SEC and CVM reports in the format required by them, in accordance with the schedule below. Essentially, everything that is filed with CVM must be translated and submitted to SEC, and vice versa.

a) SEC

     o    Form 20F: no later than 180 days from closing of the fiscal year; and
     o Form 6K: no later than 30 days from publication of the Portuguese version in Brazil.

b) CVM

     o Annual Financial Statements and, if applicable, Standard Financial Statements ("DFP"): at least one month prior to the date set for the Annual Meeting of Shareholders ("AMS"), or on the same date of their publication in the press or on the date they are made available to shareholders, whichever occurs first;
     o Quarterly Statements - ("ITR"): no later than 45 days after the end of each quarter of the fiscal year, except for the last quarter, or when the Company discloses information to shareholders or third parties, should this take place on an earlier date; and
     o Annual Information Statements (" IAN"): no later than 30 days after the AMS.

4.5. Informative Notices

a) Statement of Material Fact
Subject to the provisions of item 6, the disclosure of a Material Fact or Act will be proposed by the FVP and approved by the CEO, as applicable, and a copy thereof will be sent for simultaneous distribution to the members of the Board of Directors (BD), shareholders, analysts, stock exchanges and other regulatory agencies (CVM/SEC).


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                             [Telemig Celular Logo]

                     TELE NORTE CELULAR PARTICIPACOES S.A.
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In the case of absence or impediment of the FVP, the approval of a statement of
Material Act or Fact, as provided in the paragraph above, shall require the approval of the Director Superintendent, as determined by article 29 of the Company's bylaws.

b) Corporate Acts
These refer to public notices, announcements and minutes of general meetings and Board of Directors' meetings published in newspapers of the place where the Company's headquarters are located, where its shares are traded, and in the official press.

5. PERIODICITY AND RELATIONSHIP

5.1. Basic Schedule for Disclosure of Results

The schedule for disclosure of the Company's quarterly results shall preferably follow the basic timeline below, which commences on the first business day after the date of approval of said results by the Board of Directors:

     o    Meeting with the press in the morning;
     o Conference call with investors, analysts and other capital market agents around noon; and
     o Meeting with analysis at their respective Associations on the second business day following that of the approval of the quarterly results by the Board of Directors.

5.2. Roadshows

The Company will organize roadshows, preferably with a semi-annual frequency, for investors, analysts and other market agents to strengthen and consolidate its image abroad.

In addition to these roadshows, the FVP and/or the CEO will participate every year in six other conferences sponsored by investment banks (ideally, at least one in Europe), of which:

     o Three conferences at investment banks that have the best telecommunications analysts, as rated by specialized publications; and
     o Three more conferences at the banks where analysts regularly follow up on and develop reports on the financial and operating performance of the Company.

The Company may participate in additional conferences, on an exceptional basis, whenever specific business interests are involved.


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                             [Telemig Celular Logo]

                     TELE NORTE CELULAR PARTICIPACOES S.A.
               -------------------------------------------------

These meetings should be planned ahead of time, so that the scope, focus, institutions to be visited, priorities and participants may be defined. One-to-one meetings will be given preference over presentations to general groups in order to reap more benefits from the contacts with institutional investors and sell side analysts.

5.3. Conference Calls

To present and discuss the quarterly financial results and possibly any Material Fact, the FVP will organize conference calls with investors in Brazil and other countries. These actions are intended to help increase the interest of sell side analysts, buy side analysts and investment fund managers in the Company.

5.4. Quarterly Report for the Board of Directors

The FVP will prepare a quarterly report on the development and results of IR activities. Such report must include at least:

     o An executive summary on the development of the IR program, stating the main results achieved in the period;
     o Frequency and number of contacts (meetings, conference calls and website hits);
     o    Sell side analysts' coverage and respective recommendations; and
     o Stock/ADR transactions and major shareholders' positions (evolution as compared to strategic planning).

5.5. Other Meetings

The FVP will endeavor to meet investors' and analysts' requests whenever these wish to visit the Company to discuss its financial results and corporate strategies.

5.6 Company Spokesperson

Information on Material Acts or Facts related to the Company's business will be furnished in accordance with the terms of item 4.5, subitem (a) of this Policy. And any confirmation, correction or clarification of any data related to Material Acts or Facts which have been disclosed to any entity, including the press, said provisions will also apply, to the extent feasible, but may also, under exceptional circumstances, be provided by the CEO or FVP, or another person appointed by them.


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                             [Telemig Celular Logo]

                     TELE NORTE CELULAR PARTICIPACOES S.A.
               -------------------------------------------------

These instructions are also applicable to communications with analysts and participation in seminars, forums, conferences, congresses and other public meetings, including the presentation of speakers, debaters, or the like.

6. DISCLOSURE OF MATERIAL INFORMATION

6.1. Definition of Material Fact or Act

For the purposes of disclosure by the Company, a Material Fact or Act is deemed to be any decision of the controlling shareholder, resolution passed at the general meeting or taken by the management bodies of a publicly-held company, or any other fact or act of a political, administrative, technical, business, economic or financial nature occurred or related to the company's business that may materially affect:

     (a) the quotation of securities issued by a publicly-held company or instruments for which they serve as underlying assets;
     (b) investors' decision to buy, sell or maintain such securities;
     (c) investors' decision to exercise any rights inherent to the status of holders either of securities issued by the Company or instruments for which they serve as underlying assets.

6.2. Examples of material information

Some examples of Material Facts or Acts include, among others, the following:

     I - execution of agreements or arrangements for transfer of Company share control, even if under suspensive or resolutory conditions;
     II - change in Company control, including by means of execution, amendment to or termination of shareholders' agreements;
     III - execution, amendment to or termination of a shareholders' agreement to which the Company is a party or intervening party, or which has been annotated in the Company's corresponding book;
     IV - joining or withdrawal of a partner who has an agreement or cooperation arrangement in place, with the Company, of an operational, financial, technological or administrative nature;
     V - authorization to trade in securities issued by the Company on any domestic or foreign market;
     VI - decision to cancel registration as a publicly-held company;
     VII - merger, consolidation or split-up involving the Company or related companies;
     VIII - transformation or dissolution of the Company;


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                             [Telemig Celular Logo]

                     TELE NORTE CELULAR PARTICIPACOES S.A.
               -------------------------------------------------

     IX - change in the Company's equity structure;
     X - change in accounting criteria;
     XI - debt rescheduling;
     XII - approval of stock option plans;
     XIII - change in the rights and advantages attaching to the securities issued by the Company;
     XIV - splitting or grouping of shares, or payment of bonus shares;
     XV - acquisition of the Company's shares, to be held in treasury or cancelled, and disposal of the shares thus acquired;
     XVI - profits or losses of the Company, and payment of cash dividends; XVII - execution or termination of an agreement or failure to sign it when the expectation of such execution has been disclosed to the public;
     XVIII - approval, change or discontinuance of a project or delay in implementation thereof;
     XIX - commencement, resumption or stoppage of the manufacturing or marketing of products or provision of services;
     XX - discovery, change or development of technology or resources of the Company;
     XXI - change in projections announced by the Company;
     XXII - filing for a composition with creditors (concordata), voluntary or involuntary bankruptcy, or filing of a lawsuit that may affect the economic and financial status of the Company.
     XXIII - acquisition of the stock control of a publicly-held Company;
     XXIV - resolution on the tendering of a public offering that requires registration with CVM, subject to the provisions of paragraph 3 of article 9 of CVM Ruling 358/02, with the wording given by CVM Ruling 369/02.

6.3. Duty to disclose material information

The FVP must disclose and report to CVM, the stock exchanges and the entity of the organized over-the-counter market in which the securities issued by the Company are accepted for trading, any Material Fact or Act occurred or related to its business, as well as ensure full, prompt and simultaneous disclosure thereof on all markets in which these securities are accepted for trading.

Senior managers, controlling shareholders, Audit Committee members, Company employees, and members of other technical or advisory bodies must report any Material Fact or Act of which they become aware to the FVP, who will provide for its disclosure accordingly.


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                             [Telemig Celular Logo]

                     TELE NORTE CELULAR PARTICIPACOES S.A.
               -------------------------------------------------

Without prejudice to the provision above, the CEO and CFO are responsible for the disclosure of information to the SEC on Material Acts or Facts occurred with regard to Company business, as related to the US market.

The FVP must concurrently disclose to the market any Material Fact or Act announced by any means of communications, including press releases, or in meetings with professional associations, investors, analysts or a select public, in Brazil or abroad.

Such disclosure must be made in widely-circulated newspapers ordinarily used by the Company, and may be in summary form, stating the website address on the Internet where complete information will be available to all investors, the contents of which must be at least as complete as those disclosed to CVM and, if applicable, to the stock exchange and the entity of the organized over-the-counter market in which the securities issued by the Company are accepted for trading.

The Company neither practices nor allows a selective disclosure of information, understood as a disclosure to individuals or a group of individuals prior to the general disclosure to the market.

If, in the case of a specific transaction, it is necessary to disclose information to individuals outside the Company which has not yet been made public, this information may only be supplied after a confidentiality agreement has been signed by the parties involved.

Disclosure of a Material Fact or Act should occur, to the extent possible, before opening or after closing of trading on Brazilian or foreign stock exchanges and entities of the organized over-the-counter market in which the securities issued by the Company are accepted for trading. Should there be any incompatibility, the Brazilian market trading hours will prevail.

If it is imperative to disclose a Material Act or Fact during trading hours, the FVP must evaluate the need to request, always simultaneously, the foreign and domestic stock exchanges to suspend the negotiation of the Company's securities for the period required to allow the proper disclosure of the relevant information.

If the senior managers, controlling shareholders, Audit Committee members, employees and members of other technical or advisory bodies have personal knowledge of a Material Fact or Act and become aware of the FVP's failure to comply with his reporting and disclosure duties, or when the information falls outside their control, or there is an atypical oscillation in the quotation, price or traded volume of the securities issued by the Company or instruments


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                             [Telemig Celular Logo]

                     TELE NORTE CELULAR PARTICIPACOES S.A.
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for which these securities serve as underlying assets, then they will only be released from liability if they forthwith report this Material Fact or Act to CVM.

6.4. Nondisclosure of material information

The senior managers or the controlling shareholders may, on an exceptional basis, abstain from disclosing a Material Fact or Act when they feel that its disclosure will put the Company's legitimate interests at risk.

The decision as to whether to disclose a Material Act or Fact should be made by the senior managers or the controlling shareholders of the Company, as the case may be, but does not relieve them from the obligation to inform said Material Act or Fact to the FVP. In the case of the controlling shareholders of the Company, the requirement to inform the FVP of said Material Act or Fact subsists only in the event the Material Act or Fact is related to Company operations.

In the event the controlling shareholders or senior managers, as the case may be, opt to not disclose the material information, their decision may be submitted to the CVM, upon request for confidentiality, to be addressed to the CVM Chairman in a sealed envelope. If CVM decides to disclose the Material Fact or Act, it will be incumbent on the FVP to comply with the CVM determination and forthwith disclose such Material Fact or Act to stock exchanges and to the public at large.

The FVP is required to forthwith disclose the Material Fact or Act in the event the respective information falls outside his control or if there is an atypical oscillation in the quotation, price or traded volume of the securities issued by the publicly-held Company or instruments for which they serve as underlying assets.

7. DISCLOSURE COMMITTEE

7.1 It is the responsibility of the Disclosure Committee to provide the necessary support to the FVP for the performance of the acts outlined in items 4 through 6 above, in the manner established in the respective Internal Regulations, and will

     a) verify the accuracy, completeness and timeliness of the information to be disclosed, coordinating the flow of information within the Company
     b) Supervise the development of the periodic reports required by CVM and SEC, as the case may be, as well as other information to be supplied to the market


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                             [Telemig Celular Logo]

                     TELE NORTE CELULAR PARTICIPACOES S.A.
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     c)   Periodically assess compliance with this Policy and other disclosure procedures related to Company information
     d)   Report any deviations from this Policy for review by the CEO and FVP.


8. CONFIDENTIALITY AND INSIDER INFORMATION

8.1. Definition of Insider Information

Insider information is defined as any material information that has still not been disclosed to the investing public.

8.2. Confidentiality

The persons listed in item 1.2 will accord confidential treatment to all information relating to a Material Fact or Act to which they have privileged access by virtue of their office or position, or their respective shareholdings, until such information is released and disclosed to the market.

The use of insider information to obtain advantages for oneself or others, when trading in securities, is ethically reproachable and legally prohibited, and both the parties involved and the Company will be subject to fines and indemnities as provided in Laws 6404/76 and 6385/76, as well as under CVM rules, in addition to criminal actions.

Accordingly, all these persons must:

     (a) keep confidential any information relating to Material Facts or Acts to which they have privileged access;
     (b) refrain from using such information, directly or indirectly, to obtain any advantage for themselves or for third parties when trading in securities;
     (c) clearly warn those to whom the insider information must be disclosed about their obligation to adhere to the duty of confidentiality and about the legal prohibition against their using any such information to obtain, for their own or third-party benefit, any advantage when trading in securities;
     (d) report to the Company's FVP the insider information to which they have access;
     (e) ensure that their subordinates and third parties in their trust observe the aforesaid obligations, being jointly liable with any such party in the event of default on these obligations.


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                             [Telemig Celular Logo]

                     TELE NORTE CELULAR PARTICIPACOES S.A.
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9. OWNERSHIP INTERESTS OF SENIOR MANAGERS AND CONTROLLING SHAREHOLDERS

In order to allow defense against potential accusations of insider trading based on privileged information held by the senior managers (understood as the Company Officers and members of the Board of Directors), Audit Committee members, members of any bodies of a technical or advisory nature, created by legal provisions, as well as controlling shareholders, must inform the FVP of the volume and characteristics of the Company securities held by them, immediately after taking office. The FVP is responsible for forwarding said information promptly to the CVM.

The transactions, type of operation and other information on the securities dealt with in the preceding item must be reported to the Company's FVP within five (05) days after the end of the month in which such trade occurred. This obligation applies both to trades carried out on the stock exchange and on the over-the-counter market, and to those made outside stock exchanges and without the intermediation of a broker-dealer.

The individuals (i.e. not legal entities) must also report the securities mentioned above which are held by a spouse from whom they are not separated de facto or de juris, or by a nonmarital partner, and by any dependent included in their annual tax return, as well as by companies these individuals directly or indirectly control.

The FVP will forward this information to CVM using the individual and consolidated forms available on the CVM site, Annexes II and III, within at the most ten days after the end of each month, even if no negotiation has occurred in month.

10. POLICY FOR TRADING COMPANY SECURITIES

CVM Ruling No. 358/02 establishes restrictions for the trading of securities of publicly traded companies by some individuals in some specific situations.

This same ruling allows the adoption by said companies of a trading policy which allows them, provided strict compliance is maintained, to carry out an orderly negotiation of said securities, obviating a potential allegation as to improper use of Relevant Information.

Thus the following rules are established with regard to (i) trading restrictions provided in CVM Ruling No. 358/02 and (ii) the Company's policy for trading of securities.


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                             [Telemig Celular Logo]

                     TELE NORTE CELULAR PARTICIPACOES S.A.
               -------------------------------------------------

10.1. Restrictions on Securities Trading prior to Disclosure of Material Act or Fact

With a view to avoiding liability, the persons referred to in item 1.2 of this Policy, who formally adhere to the Policy, will be subject to the following restrictions when trading in the securities in their possession that have been issued by the Company or any publicly held companies controlled by the Company:

Until the actual disclosure of the information with respect to a Material Fact or Act, no trades in the securities or instruments for which they serve as underlying assets, issued by the Company or publicly-held companies under its control, may be carried out by (i) the publicly-held Company itself, (ii) its direct or indirect controlling shareholders, officers, members of the Board of Directors, of the Audit Committee and of any technical or advisory bodies created pursuant to the Company's bylaws, or whoever, by virtue of his office, function or position in the publicly-held Company, its controlling, controlled or associated companies, is privy to information relating to the Material Fact or Act, under the following circumtances:

     a) whenever a Material Act or Fact occurs in the Company's business of which the persons above are aware;
     b) whenever an option or mandate has been granted or is in effect for the purpose of disposal or purchase of stock issued by the Company, by the Company itself, its controlled or associated companies or another company under common control; and
     c) whenever there is an intent to carry out a merger, consolidation, split up or split off, corporate transformation or reorganization.

The above prohibition further applies to whomever has knowledge of information with respect to a Material Fact or Act and is aware that such information has not yet been released to the market, in particular, to those maintaining a business or professional relationship or a relation of trust with the Company, such as independent auditors, securities analysts, advisors and broker-dealers, who are responsible for verifying the need of disclosing such information before trading in the Company securities or instruments for which they serve as underlying assets.

The prohibition referred to in item (b) above applies to operations with Company stock carried out by top management, by members of the Audit Committee, by employees and officers who have access to Material Information, by members of the other technical or advisory bodies of the Company, by the controlling shareholders and by whomsoever, by virtue of his office, function or position in the publicly-held Company, its controlling,

                             [Telemig Celular Logo]

                     TELE NORTE CELULAR PARTICIPACOES S.A.
               -------------------------------------------------

controlled or associated companies, has knowledge of information related to a Material Act or Fact referring to the Company, and has signed the Contract of Adhesion.

10.2 Exceptions to the General Restrictions on Security Trading

The restrictions on trading outlined in subitems (a), (b) and (c) above are not applicable to the company itself, the controlling shareholders, the senior management, the members of the Audit Committee, employees and officers who have access to Material Information, and members of the other technical or advisory bodies of the Company, after the date of execution of the Contract of Adhesion (CVM Ruling No. 358/02, article 13, paragraph 7), when they perform operations covered by this Policy.

The prohibitions above are also not applicable to operations with shares held by treasury, through private negotiation, restricted to the period of the option to buy, pursuant to the plan for granting options to buy which has been approved by the Annual Shareholders' Meeting (CVM Ruling No. 358/02, article 13, paragraph
6).

The negotiations undertaken by the persons described above, within the realm of this Policy, must, in order to benefit from the terms of the CVM ruling, occur in the form of long term investments, meeting at least one of the conditions below:

     - underwriting or purchase of shares by exercising the options granted under the Company's plan for option to buy, as approved by the ASM;
     - execution, by the Company, of the acquisitions covered by the repurchase of stock for cancellation or maintenance by treasury
     - application of a variable remuneration, received on the basis of profit sharing, in the acquisition of company securities;
     - execution, by senior management, controlling Shareholders (direct and indirect), members of the Audit Committee, employees and officers who have access to Material Information, and members of the other technical or advisory bodies of the Company, of individual investment programs, as outlined below.

10.3 Restrictions on Trading after the Disclosure of Material Act or Fact

In the cases described above, even after the disclosure of a Material Act or Fact, the prohibition against trading will remain in effect if this trading has the potential, as determined at the discretion of the Company, to interfere in the trading conditions of Company shares, in a manner that would result in a loss to the Company itself or to its shareholders (CVM Ruling 358/02, article 13, paragraph 5), and this additional restriction must be informed by the FVP.

                             [Telemig Celular Logo]

                     TELE NORTE CELULAR PARTICIPACOES S.A.
               -------------------------------------------------

10.4 Individual investment programs

An individual investment program is understood as the individual plan for acquisition of securities filed at the Company headquarters, whereby the senior management, controlling Shareholders (direct and indirect), members of the Audit Committee, employees and officers who have access to Material Information, and members of the other technical or advisory bodies of the Company have expressed their intention of investing their own resources in securities issued by the Company, on a long term basis.

For this to be effective, the individual investment program must have been filed with the FVP at least thirty days previously, indicating the approximate volume of resources that the interested party intends to invest, or the number of securities he desires to purchase, within the effective term of the individual investment program that the interested party establishes, never less than twelve months, after which time the interested party must submit a summary report on the respective development.

Except in cases of Force Majeure, duly justified in writing, the securities acquired on the basis of the individual investment program cannot be disposed of in less than ninety days counting from the date of purchase thereof.

The restriction as to a term of thirty days mentioned above will not prevail for the first individual investment program filed after this Policy goes into effect.

10.5 Prohibition against trading in periods preceding the issuance of quarterly and annual reports and financial statements.

Employees and officers with access to Material Information and members of other technical or advisory bodies of the Company, and whosoever, by virtue of his office, function or position in the publicly-held Company, its controlling, controlled or associated companies, has knowledge of information related to a Material Act or Fact referring to the Company, and has signed the Contract of Adhesion, will not be allowed to trade Company securities in the fifteen-day period preceding the disclosure or publication, as the case may be, of the
Company's:

     -    quarterly reports
     -    annual reports
     -    financial statements.

                             [Telemig Celular Logo]

                     TELE NORTE CELULAR PARTICIPACOES S.A.
               -------------------------------------------------

The individual investment programs must strictly comply with this requirement.

10.6 Prohibition against Company decisions related to the acquisition or disposal of stock issued by the Company itself (CVM Ruling No. 358/02, article
14)

The Company's Board of Directors may not make any decision regarding the purchase or disposal of Company stock before the information related to the following actions is publicly disclosed through the publication of a Material Act or Fact:

     - execution of any contract or agreement effecting the transfer of the company's controlling interest, or
     - granting of an option or mandate with the purpose of transferring the company's controlling interest, or
     - intent to carry out a consolidation, split up or split off, merger, transformation or reorganization of the Company.

If, after the approval of the repurchase program, any one of the three cases outlined above occurs, the Company will immediately suspend operations with its stock until the disclosure of the respective Material Act or Fact.

10.7 Prohibition against trading applicable to former officers

Without prejudice to the provisions above regarding individual investment programs, the officers who withdraw from the Company's management team prior to the public disclosure of a transaction or fact initiated during their term of office will not be allowed to trade Company securities:

     -    for a period of six months after their withdrawal, or
     - until the disclosure to the market, by the Company, of the Material Act or Fact, unless, in this second case, the trading with the Company stock after the disclosure of the Material Act or Fact can potentially interfere with the conditions of said transactions, in detriment to the Company shareholders or the Company itself.

Among the alternatives outlined above, the prevailing fact will always be the one which occurs first.

10.8 Other prohibitions

                             [Telemig Celular Logo]

                     TELE NORTE CELULAR PARTICIPACOES S.A.
               -------------------------------------------------

In addition to the prohibitions determined above, the persons bound by this Policy must also comply with the following requirements:

          a) refrain from recommending or otherwise suggesting that any person purchase, sell or maintain the securities, if the information to which they have privileged access may have a bearing on any such decision;
          b) refrain from trading in the securities in the period elapsed between the decision made by the competent corporate body to increase or reduce stock capital, distribute dividends or bonus shares or issue other securities, and the publication of the respective notices, advertisements or Material Facts.
          c) consult the FVP prior to engaging in any operation relative to the securities, in order to verify if there is any Material Act or Fact in progress, not yet disclosed, which could impair the trading in the securities to which said acts or facts refer;
          d) forward to the FVP the information defined in item 19.1 within five days after the approval of this Policy by the Company's Board of Directors;
          e) ensure that their subordinates and third parties in their trust comply with the aforementioned obligations, being jointly liable with any such party in the event of breach.

10.9. Shareholders' notice

The direct or indirect controlling shareholders, and the shareholders that elect the members of the Board of Directors or Audit Committee, as well as any individual or legal entity, or group of persons, acting jointly or pursuing one same interest, who reach a direct or indirect ownership interest of five percent (5%) or more of a type or class of shares representing the Company's capital, must submit and disclose to CVM and, if applicable, to the stock exchange and the entity of the organized over-the-counter market in which the securities issued by the Company are accepted for trading, a statement containing the following information:

     I. name and identification data of the purchaser, stating the enrollment number as a Corporate or Individual Taxpayer;
     II.  purpose of the ownership interest and volume sought;
     III. number of shares, subscription warrants, as well as subscription rights and call options, per type and class of shares, already held directly or indirectly by the purchaser or related party;

                             [Telemig Celular Logo]

                     TELE NORTE CELULAR PARTICIPACOES S.A.
               -------------------------------------------------

     IV. number of debentures convertible into shares already held directly or indirectly by the purchaser or related party, specifying the number of shares resulting from such possible conversion, per type and class; and
     V. any arrangement or agreement regulating voting trusts or the purchase and sale of securities issued by the Company.

Such information must also be disclosed by any person or group of persons pursuing one same interest, with an ownership interest equal to or greater than the percentage referred to in the main section of this item, whenever such ownership interest is increased by an increment of five percent (5%) of a type or class of shares representing the Company's capital stock.

The obligations spelled out above will be likewise applicable to the acquisition of any rights in the shares and other securities mentioned therein.

The report to CVM, and, if applicable, to the stock exchange and the entity of the organized over-the-counter market in which the securities issued by the Company are accepted for trading, will be delivered promptly after the five percent (5%) ownership interest stated above is attained.

Information with respect to disposal or extinguishment of shares and other securities mentioned in this item, or of the rights related thereto, must be provided whenever said disposal or extinguishment attains the above percentage.

CVM may waive disclosure in the press, depending on the level of the Company's shareholding dispersion in the market and on the purchaser's statement that its acquisitions are not intended to change the Company's equity or administrative structure, provided that this fact is effectively disclosed in a manner deemed satisfactory to CVM.

11. Direct and Indirect Trading

The prohibitions against trading as outlined in this Policy are applicable to the trading carried out, directly or indirectly, by (i) senior management, controlling shareholders, members of the Audit Committee, employees and officers who have access to Material Information, members of the other technical or advisory bodies of the Company, and (ii) whomsoever, by virtue of his office, function or position in the publicly-held Company, its controlling, controlled or associated companies, has knowledge of information related to a Material Act or Fact referring to the Company, and has signed the Contract of Adhesion, even in the cases where the trading is carried out through:

                             [Telemig Celular Logo]

                     TELE NORTE CELULAR PARTICIPACOES S.A.
               -------------------------------------------------

     -    companies they control
     - third parties with whom a trust agreement or management of portfolio or shares is in effect.

The term indirect trading will not include those transactions carried out by investment funds in which these persons participate, provided

     -    the investment funds are not exclusive, and
     - the trading decisions of the investment fund administrator cannot be influenced by the participants.

12. VIOLATIONS

12.1. Violations of this Policy and their consequences:

Violations of the provisions of this Policy will cause the Company's senior management to take the following actions:

          a) Call a General Shareholders' Meeting to deliberate on the filing of a liability suit against the senior manager;
          b)   File an indemnification action for damages caused to the Company;
          c)   Denounce the liable party to CVM.

13. General Provisions

13.1. Responsible Officer

The FVP, with the support of the Committee, will be responsible for the implementation and oversight of this Policy.

13.2. Contract of Adhesion

The persons listed in item 1.2 hereof must express their formal consent to this Policy, by signing the Contract of Adhesion form found in Exhibit I hereto. Even if a given person does not express his formal agreement to this Policy, such fact will not release him from the obligations imposed thereon pursuant to applicable laws and regulations, especially the terms of the regulatory provisions that govern this Policy.

                             [Telemig Celular Logo]

                     TELE NORTE CELULAR PARTICIPACOES S.A.
               -------------------------------------------------

The Contract of Adhesion must remain on file at the Company's headquarters for as long as any such person maintains a relationship with the Company, and then for five (5) years after his withdrawal from the Company.

13.3. List of the persons subject to this Policy

The Company must keep at its headquarters, at CVM's disposal, a list of the persons mentioned in item 1.2 and their respective identification details, stating their office or position, address and enrollment number as a Corporate or Individual Taxpayer, promptly updating such records whenever any change occurs.

The Committee will ensure the dissemination of this Policy among all Company employees, who also undertake to comply with it so as to avoid causing any harm to the Company, its shareholders and the market, as well as to avoid any applicable civil, penal and administrative penalties.

13.4. Approval and amendment of the Policy

This Policy may be revised at any time, as required, to conform to current Capital Market regulations.

Approval of or amendment to this Policy must be communicated to CVM by the FVP, and, if applicable, to the stock exchange and the entity of the organized over-the-counter market in which the securities issued by the Company are accepted for trading. Such communication must be accompanied by a copy of the resolution and the full contents of the documents that regulate it and are made a part thereof.

The disclosure policy cannot be amended while there is any pending Material Fact or Act not yet released to the investing public.

13.5. Disclosure / Publicity

This Policy must be fully and widely disseminated among the persons mentioned in item 1.2, without any restriction, as well as to all Company employees, who are required to express their agreement to its terms by signing the form found in
Exhibit 1.

13.6. Responsibilities

                             [Telemig Celular Logo]

                     TELE NORTE CELULAR PARTICIPACOES S.A.
               -------------------------------------------------

General Counsel will be in charge of carrying out a thorough review, on a case-by-case basis, and, on his own initiative, decide whether this Policy should be incorporated into consulting/service agreements to which the Company is a party.

                             [Telemig Celular Logo]



                                    EXHIBIT 1


           CONTRACT OF ADHESION TO THE CAPITAL MARKET RELATIONS POLICY
                    OF TELE NORTE CELULAR PARTICIPACOES S.A.


By this instrument, [insert name and identification], resident and domiciled at [insert address], enrolled in the [National Register of Legal Entities (CNPJ) or Individual Taxpayers' Register (CPF) of the Ministry of Finance] under No. [insert CNPJ or CPF number], bearer of Identity Card [R.G. or RNE] No. [insert number and issuing agency], hereinafter referred to as "Declarant", in the capacity of [insert position, function or relationship with the company] of TELE NORTE Celular Participacoes S.A., a joint-stock company headquartered in Brasilia, enrolled in CNPJ under No. 02.558.118/0001-65, hereinafter referred to as "Company", declares to be fully cognizant of and expressly takes personal responsibility for compliance with the rules spelled out in the Capital Market Relations Policy, which governs the Company's internal policy with respect to the use and disclosure of material information and trading in the Company's securities, whereupon Declarant undertakes to adopt conduct always in keeping with the aforesaid rules, and to be subject to the applicable penalties in the event of failure to comply with the obligations assumed thereby.

Declarant signs this Contract of Adhesion in three (3) counterparts of equal form and content, in the presence of the two (2) undersigned witnesses.

[insert place and date of signature]
[insert Declarant's name]

Witnesses:

1.   __________________
     Name:
     R.G.:
     CPF:

2.   __________________
     Name:

                             [Telemig Celular Logo]

                     TELE NORTE CELULAR PARTICIPACOES S.A.
               -------------------------------------------------



     R.G.:
     CPF:

                             [Telemig Celular Logo]

                     TELE NORTE CELULAR PARTICIPACOES S.A.
               -------------------------------------------------


                       INDIVIDUAL OWNERSHIP INTEREST FORM

In .....(month/year)
( ).only the following operations took place with securities and derivatives, in accordance with article 11 of the CVM Ruling No. 358/02I (1)

( ) no operations took place with securities and derivatives, in accordance with article 11 of the CVM Ruling No. 358/02, and the status of my ownership interest in same is as follows


-------------------------------------------------------------------------------------------------------------------------
Name of company:
-------------------------------------------------------------------------------------------------------------------------
Name of individual:                                                                 CPF/CNPJ:
-------------------------------------------------------------------------------------------------------------------------
Identification data:
-------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------
INITIAL BALANCE
-------------------------------------------------------------------------------------------------------------------------
  Security/                   Description of securities (2)                     Quantity             % interest
  Derivative                                                                                  ---------------------------
                                                                                              Same type/       Total
                                                                                                 Class
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------
MOVEMENT IN MONTH - DETAIL EACH OPERATION OF PURCHASE OR SALE OCCURRED IN MONTH (DAY, QUANTITY, PRICE AND VOLUME)
-------------------------------------------------------------------------------------------------------------------------
  Security/        Description of     Broker/dealer  Operation         Day      Quantity       Price    Volume (R$)
  Derivative       securities (2)                                                                            (3)
-------------------------------------------------------------------------------------------------------------------------
                                                     Purchase
-------------------------------------------------------------------------------------------------------------------------
                                                     Total Purchase
-------------------------------------------------------------------------------------------------------------------------
                                                     SALE
-------------------------------------------------------------------------------------------------------------------------
                                                     Total Sale
-------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------
CLOSING BALANCE
-------------------------------------------------------------------------------------------------------------------------
  Security/                   Description of securities (2)                     Quantity             % interest
  Derivative                                                                                  ---------------------------
                                                                                              Same type/       Total
                                                                                                 Class
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------
Name of holding company:
-------------------------------------------------------------------------------------------------------------------------
Name:                                                                               CPF/CNPJ:
-------------------------------------------------------------------------------------------------------------------------
Identification data:
-------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------
INITIAL BALANCE
-------------------------------------------------------------------------------------------------------------------------
  Security/                   Description of securities (2)                     Quantity             % interest
  Derivative                                                                                  ---------------------------
                                                                                              Same type/       Total
                                                                                                 Class
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------
MOVEMENT IN MONTH - DETAIL EACH OPERATION OF PURCHASE OR SALE OCCURRED IN MONTH (DAY, QUANTITY, PRICE AND VOLUME)
-------------------------------------------------------------------------------------------------------------------------
  Security/        Description of     Broker/dealer  Operation         Day      Quantity       Price    Volume (R$)
  Derivative       securities (2)                                                                            (3)
-------------------------------------------------------------------------------------------------------------------------
                                                     Purchase
-------------------------------------------------------------------------------------------------------------------------
                                                     Total Purchase
-------------------------------------------------------------------------------------------------------------------------
                                                     SALE
-------------------------------------------------------------------------------------------------------------------------
                                                     Total Sale
-------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------
CLOSING BALANCE
-------------------------------------------------------------------------------------------------------------------------
  Security/                   Description of securities (2)                     Quantity             % interest
-------------------------------------------------------------------------------------------------------------------------

                             [Telemig Celular Logo]

                     TELE NORTE CELULAR PARTICIPACOES S.A.
               -------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------

  Derivative                                                                                  ---------------------------
                                                                                              Same type/       Total
                                                                                                 Class
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------




-------------------------------------------------------------------------------------------------------------------------
Name of subsidiary:
-------------------------------------------------------------------------------------------------------------------------
Name:                                                                               CPF/CNPJ:
-------------------------------------------------------------------------------------------------------------------------
Identification data:
-------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------
INITIAL BALANCE
-------------------------------------------------------------------------------------------------------------------------
  Security/                   Description of securities (2)                     Quantity             % interest
  Derivative                                                                                  ---------------------------
                                                                                              Same type/       Total
                                                                                                 Class
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------
MOVEMENT IN MONTH - DETAIL EACH OPERATION OF PURCHASE OR SALE OCCURRED IN MONTH (DAY, QUANTITY, PRICE AND VOLUME)
-------------------------------------------------------------------------------------------------------------------------
  Security/        Description of     Broker/dealer  Operation         Day      Quantity       Price    Volume (R$)
  Derivative       securities (2)                                                                            (3)
-------------------------------------------------------------------------------------------------------------------------
                                                     Purchase
-------------------------------------------------------------------------------------------------------------------------
                                                     Total Purchase
-------------------------------------------------------------------------------------------------------------------------
                                                     SALE
-------------------------------------------------------------------------------------------------------------------------
                                                     Total Sale
-------------------------------------------------------------------------------------------------------------------------



CLOSING BALANCE
-------------------------------------------------------------------------------------------------------------------------
  Security/                   Description of securities (2)                     Quantity             % interest
  Derivative                                                                                  ---------------------------
                                                                                              Same type/       Total
                                                                                                 Class
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------


(1)      When filling out form, leave not applicable lines in blank.
(2)      Issue/series, convertible, term, guaranties, type/class, etc.
(3)      Quantity times Price.

Signature:        ______________________________

Date:             ______________________________

                             [Telemig Celular Logo]

                     TELE NORTE CELULAR PARTICIPACOES S.A.
               -------------------------------------------------


                                    ANNEX III


CONSOLIDATED OWNERSHIP INTEREST FORM


In .....(month/year)
( ).only the following operations took place with securities and derivatives, in accordance with article 11 of the CVM Ruling No. 358/02I (1)


-------------------------------------------------------------------------------------------------------------------------
Name of company:
-------------------------------------------------------------------------------------------------------------------------
Related Group        ( ) Board of Directors         ( ) Executive     ( ) Audit Committee    ( ) Technical or Advisory
 and Persons                                          Committee                                       Bodies
-------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------
INITIAL BALANCE
-------------------------------------------------------------------------------------------------------------------------
  Security/                  Description of securities (2)                    Quantity              % interest
  Derivative                                                                                -----------------------------
                                                                                            Same type/        Total
                                                                                               Class
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------
MOVEMENT IN MONTH - DETAIL EACH OPERATION OF PURCHASE OR SALE OCCURRED IN MONTH (DAY, QUANTITY, PRICE AND VOLUME)
-------------------------------------------------------------------------------------------------------------------------
  Security/       Description of    Broker/dealer   Operation        Day      Quantity       Price     Volume (R$)
  Derivative      securities (2)                                                                           (3)
-------------------------------------------------------------------------------------------------------------------------
                                                    Purchase
-------------------------------------------------------------------------------------------------------------------------
                                                    Total Purchase
-------------------------------------------------------------------------------------------------------------------------
                                                    SALE
-------------------------------------------------------------------------------------------------------------------------
                                                    Total Sale
-------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------
CLOSING BALANCE
-------------------------------------------------------------------------------------------------------------------------
  Security/                  Description of securities (2)                    Quantity              % interest
  Derivative                                                                                -----------------------------
                                                                                            Same type/        Total
                                                                                               Class
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------
Name of holding company:
-------------------------------------------------------------------------------------------------------------------------
Related Group        ( ) Board of Directors         ( ) Executive     ( ) Audit Committee    ( ) Technical or Advisory
 and Persons                                          Committee                                       Bodies
-------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------
INITIAL BALANCE
-------------------------------------------------------------------------------------------------------------------------
  Security/                  Description of securities (2)                    Quantity              % interest
  Derivative                                                                                -----------------------------
                                                                                            Same type/        Total
                                                                                               Class
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------
MOVEMENT IN MONTH - DETAIL EACH OPERATION OF PURCHASE OR SALE OCCURRED IN MONTH (DAY, QUANTITY, PRICE AND VOLUME)
-------------------------------------------------------------------------------------------------------------------------
  Security/       Description of    Broker/dealer   Operation        Day      Quantity       Price     Volume (R$)
  Derivative      securities (2)                                                                              (3)
-------------------------------------------------------------------------------------------------------------------------
                                                    Purchase
-------------------------------------------------------------------------------------------------------------------------
                                                    Total Purchase
-------------------------------------------------------------------------------------------------------------------------
                                                    SALE
-------------------------------------------------------------------------------------------------------------------------
                                                    Total Sale
-------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------
CLOSING BALANCE
-------------------------------------------------------------------------------------------------------------------------
  Security/                  Description of securities (2)                    Quantity              % interest
  Derivative                                                                                -----------------------------
                                                                                            Same type/        Total
                                                                                               Class
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------
Name of subsidiary:
-------------------------------------------------------------------------------------------------------------------------
Related Group        ( ) Board of Directors         ( ) Executive     ( ) Audit Committee    ( ) Technical or Advisory
 and Persons                                          Committee                                       Bodies
-------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------
INITIAL BALANCE
-------------------------------------------------------------------------------------------------------------------------
  Security/                  Description of securities (2)                    Quantity              % interest
  Derivative                                                                                -----------------------------
                                                                                            Same type/        Total
                                                                                               Class
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------
MOVEMENT IN MONTH - DETAIL EACH OPERATION OF PURCHASE OR SALE OCCURRED IN MONTH (DAY, QUANTITY, PRICE AND VOLUME)
-------------------------------------------------------------------------------------------------------------------------
  Security/       Description of    Broker/dealer   Operation        Day      Quantity       Price     Volume (R$) (3)
  Derivative      securities (2)
-------------------------------------------------------------------------------------------------------------------------
                                                    Purchase
-------------------------------------------------------------------------------------------------------------------------
                                                    Total Purchase
-------------------------------------------------------------------------------------------------------------------------
                                                    SALE
-------------------------------------------------------------------------------------------------------------------------
                                                    Total Sale
-------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------
CLOSING BALANCE
-------------------------------------------------------------------------------------------------------------------------
  Security/                  Description of securities (2)                    Quantity              % interest
  Derivative                                                                                -----------------------------
                                                                                            Same type/        Total
                                                                                               Class
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------



(4)      When filling out form, leave not applicable lines in blank.
(5)      Issue/series, convertible, term, guaranties, type/class, etc.
(6)      Quantity times Price.



Note: these consolidated data should supply information per group - members of the Board of Directors; members of the Executive Committee (who are not included in the group of the members of the Board of Directors), etc.





                                                                              6